SECURITIES AND EXCHANGE COMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 7)*

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                       China Yuchai International Limited
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   G210821050
                                 (CUSIP Number)

                            Charles F. Niemeth, Esq.
                              Baker & McKenzie LLP
                                805 Third Avenue
                               New York, NY 10022
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 7, 2005
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  G210821050                 13D

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS (ENTITIES ONLY)

     COOMBER INVESTMENTS LIMITED
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [X]
     (SEE INSTRUCTIONS)                                                  (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT           [X]
     TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
--------------------------------------------------------------------------------
     7.   SOLE VOTING POWER

          -0-
--------------------------------------------------------------------------------
     8.   SHARED VOTING POWER

          8,601,550
--------------------------------------------------------------------------------
     9    SOLE DISPOSITIVE POWER

          -0-
--------------------------------------------------------------------------------
     10   SHARED DISPOSITIVE POWER

          8,601,550
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,601,550
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN              [ ]
     SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.3%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------

CUSIP NO.  G210821050                 13D

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS (ENTITIES ONLY)

     GOLDMAN INDUSTRIAL LTD.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [X]
     (SEE INSTRUCTIONS)                                                  (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT           [X]
     TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
--------------------------------------------------------------------------------
     7.   SOLE VOTING POWER

          -0-
--------------------------------------------------------------------------------
     8.   SHARED VOTING POWER

          8,601,550
--------------------------------------------------------------------------------
     9    SOLE DISPOSITIVE POWER

          -0-
--------------------------------------------------------------------------------
     10   SHARED DISPOSITIVE POWER

          8,601,550
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,601,550
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN              [ ]
     SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.3%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------

CUSIP NO.  G210821050                 13D

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS (ENTITIES ONLY)

     ZHONG LIN DEVELOPMENT COMPANY LIMITED
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [X]
     (SEE INSTRUCTIONS)                                                  (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT           [X]
     TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     HONG KONG
--------------------------------------------------------------------------------
     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
--------------------------------------------------------------------------------
     7.   SOLE VOTING POWER

          -0-
--------------------------------------------------------------------------------
     8.   SHARED VOTING POWER

          8,601,550
--------------------------------------------------------------------------------
     9    SOLE DISPOSITIVE POWER

          -0-
--------------------------------------------------------------------------------
     10   SHARED DISPOSITIVE POWER

          8,601,550
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,601,550
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN              [ ]
     SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.3%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------

CUSIP NO.  G210821050                 13D

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS (ENTITIES ONLY)

     GUANGXI YUCHAI MACHINERY GROUP COMPANY
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [X]
     (SEE INSTRUCTIONS)                                                  (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT           [ ]
     TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     CHINA
--------------------------------------------------------------------------------
     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
--------------------------------------------------------------------------------
     7.   SOLE VOTING POWER

          -0-
--------------------------------------------------------------------------------
     8.   SHARED VOTING POWER

          8,601,550
--------------------------------------------------------------------------------
     9    SOLE DISPOSITIVE POWER

          -0-
--------------------------------------------------------------------------------
     10   SHARED DISPOSITIVE POWER

          8,601,550
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,601,550
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN              [ ]
     SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.3%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------

CUSIP NO.  G210821050                 13D

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS (ENTITIES ONLY)

     QIN XIAOCONG
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [X]
     (SEE INSTRUCTIONS)                                                  (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT           [ ]
     TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     CHINA
--------------------------------------------------------------------------------
     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
--------------------------------------------------------------------------------
     7.   SOLE VOTING POWER

          -0-
--------------------------------------------------------------------------------
     8.   SHARED VOTING POWER

          8,601,550
--------------------------------------------------------------------------------
     9    SOLE DISPOSITIVE POWER

          -0-
--------------------------------------------------------------------------------
     10   SHARED DISPOSITIVE POWER

          8,601,550
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,601,550
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN              [ ]
     SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.3%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

CUSIP NO.  G210821050                 13D

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS (ENTITIES ONLY)

     ZHU GUOXIN
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [X]
     (SEE INSTRUCTIONS)                                                  (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT           [ ]
     TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     CHINA
--------------------------------------------------------------------------------
     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
--------------------------------------------------------------------------------
     7.   SOLE VOTING POWER

          -0-
--------------------------------------------------------------------------------
     8.   SHARED VOTING POWER

          8,601,550
--------------------------------------------------------------------------------
     9    SOLE DISPOSITIVE POWER

          -0-
--------------------------------------------------------------------------------
     10   SHARED DISPOSITIVE POWER

          8,601,550
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,601,550
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN              [ ]
     SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.3%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

CUSIP NO.  G210821050                 13D

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS (ENTITIES ONLY)

     YUAN XUCHENG
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [X]
     (SEE INSTRUCTIONS)                                                  (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT           [ ]
     TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     CHINA
--------------------------------------------------------------------------------
     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
--------------------------------------------------------------------------------
     7.   SOLE VOTING POWER

          -0-
--------------------------------------------------------------------------------
     8.   SHARED VOTING POWER

          8,601,550
--------------------------------------------------------------------------------
     9    SOLE DISPOSITIVE POWER

          -0-
--------------------------------------------------------------------------------
     10   SHARED DISPOSITIVE POWER

          8,601,550
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,601,550
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN              [ ]
     SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.3%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

     The Statement on Schedule 13D dated November 13, 2002 filed by Goldman Industrial Ltd. ("Goldman") and Coomber Investment Limited ("Coomber") with the United States Securities and Exchange Commission (the "Commission") on December 16, 2002, as amended by Schedule 13D (Amendment No. 1) filed with the Commission on June 23, 2003 by Goldman, Coomber, Zhong Lin Development Company Limited ("Zhong Lin"), Guangxi Yuchai Machinery Group Company (formerly referred to in such Schedule 13D as "Guangxi Yuchai Machinery State Holding Company" and referred to herein as "GY Group"), Qin Xiaocong, Zhu Guoxin and Yuan Xucheng (collectively, the "Reporting Persons"), Schedule 13D (Amendment No. 2) filed with the Commission by the Reporting Persons on July 9, 2003, Schedule 13D (Amendment No. 3) filed with the Commission by the Reporting Persons on August 5, 2003, Schedule 13D (Amendment No. 4) filed with the Commission by the Reporting Persons on December 23, 2003, Schedule 13D (Amendment No. 5) filed with the Commission by the Reporting Persons on March 15, 2004 and Schedule 13D (Amendment No. 6) filed with the Commission by the Reporting Persons on February 15, 2005, is hereby amended with respect to the items set forth below. Capitalized terms used without definition in this Schedule 13D (Amendment No. 7) have the meanings set forth in the Reporting Persons' Schedule 13D (Amendment No. 1).

Item 4.   Purpose of Transaction

     Item 4 is amended by the addition of the following:

     On April 7, 2005, Coomber, GYMCL and the Company entered into a Reorganization Agreement (the "Reorganization Agreement"), a copy of which has been incorporated by reference herein as Exhibit 35. The terms of the Reorganization Agreement were also acknowledged and agreed to by GY Group, a shareholder of GYMCL. GY Group undertook to use reasonable efforts to cause GYMCL to fulfill its obligations under the Reorganization Agreement.

     The Reorganization Agreement is intended to be in furtherance of the terms of the July 2003 agreement between the Company and GYMCL described in the Reporting Persons' Schedule 13D (Amendment No. 3) filed August 5, 2003. The Reorganization Agreement outlines steps regarding the adoption of corporate governance practices at GYMCL and outlines the broad framework for a restructuring of the Company's ownership of GYMCL through the transfer of the Company's approximately 76.4% interest in GYMCL to a new company to be organized under Bermuda law ("Newco") in exchange for shares of Newco and a spin-off distribution of Newco's shares to the Company's shareholders. No portion of the spin-off distribution will be made in respect of the special share in the Company held by HLA, and Newco's capital structure will not provide for any special share comparable to such special share. The Reorganization Agreement provides that the Company may retain up to 10 million Newco shares (approximately 22% of Newco's capital. If the Company does retain such Newco shares, then, subject to any necessary approval by the shareholders of the Company (i) the Company will grant to Coomber an irrevocable proxy to vote such shares for the election of directors to the board of Newco for such time as the Company owns those shares, and (ii) Newco and the Company will enter into a registration rights agreement to permit the Company to sell such shares to the public at such times as the Company determines that the sale of such shares will not affect the listing of the Company's common shares on the New York Stock Exchange.

     The Reorganization Agreement provides that prior to the spin-off distribution of Newco shares, (i) Coomber will transfer to the Company 6,701,550 unencumbered Company common shares in exchange for a number of unencumbered Newco shares in the same proportion that such 6,701,550 Company common shares bears to the total number of Company common shares outstanding at the time of such share exchange, including any new Company common shares that may be issued upon conversion of convertible bonds of the Company outstanding at the date of the Reorganization Agreement, but excluding any new Company common shares that may be issued after the date of the Reorganization Agreement, and (ii) GY Group will contribute directly (or indirectly through Coomber or Goldman) to Newco all of the shares of GYMCL owned by GY Group in exchange for 10,216,508 Newco shares. The Reorganization Agreement contemplates that upon completion of such exchanges, Coomber and GY Group will together have an approximately 37.14% interest in Newco (if the Company's currently outstanding convertible bonds are not converted prior to completion of such share exchanges) or an approximately 36.38% interest in Newco (if such bonds are converted prior to completion of such exchanges), and that Newco will own approximately 98.5% of GYMCL.

     Completion of the transactions contemplated by the Reorganization Agreement is subject to various conditions set forth in that agreement, including regulatory approval for Coomber's exchange of its Company common shares for Newco common shares and GY Group's exchange of its GYMCL shares for Newco common shares and, if required by Bermuda law, approval of the spin-off by the Company's shareholders.

Item 5.   Interest in Securities of the Issuer.

     Item 5 is amended by the addition of the following:

     The Reorganization Agreement entered into among Coomber, GYMCL and the Company and acknowledged by GY Group contemplates that Coomber will surrender 6,701,550 Company common shares in exchange for common shares of a new Bermuda company to be organized. See Item 4.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 is amended by the addition of the following:

     For a description of the Reorganization Agreement entered into among Coomber, GYMCL and the Company and acknowledged by GY Group, see Item 4. The description of the Reorganization Agreement set forth in Item 4 is qualified in its entirety by the complete provisions of such agreement, a copy of which has been incorporated by reference as Exhibit 35 to this Schedule 13D (Amendment No.
7).

Item 7.   Material to be Filed as Exhibits

     Exhibit            Document
     -------            --------

       35 Reorganization Agreement dated as of April 7, 2005, among Coomber Investment Limited, Guangxi Yuchai Machinery Company Limited and China Yuchai International Limimted, and acknowledged by Guangxi Yuchai Machinery Group Company (incorporated by reference to Exhibit 1.1 to the Company's Report on Form 6-K dated April 7, 2005.

                                   SIGNATURES

     After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Dated: April 18, 2005

                                   COOMBER INVESTMENTS LIMITED


                                   By:  /s/ QIN XIAOCONG
                                        ----------------------------------------
                                   Name:  Qin Xiaocong
                                   Title:  Director


                                   GOLDMAN INDUSTRIAL LTD.


                                   By:  /s/ QIN XIAOCONG
                                        ----------------------------------------
                                   Name:  Qin Xiaocong
                                   Title:  Director


                                   ZHONG LIN DEVELOPMENT COMPANY LIMITED


                                   By  /s/ QIN XIAOCONG
                                       -----------------------------------------
                                   Name:  Qin Xiaocong
                                   Title:  Director


                                   GUANGXI YUCHAI MACHINERY GROUP COMPANY


                                   By: /s/ WANG JIANMING
                                       -----------------------------------------
                                   Name:  Wang Jianming
                                   Title:  Chairman

                                               /s/ QIN XIAOCONG
                                   ---------------------------------------------
                                               Qin Xiaocong

                                               /s/ ZHU GUOXIN
                                   ---------------------------------------------
                                               Zhu Guoxin

                                               /s/ YUAN XUCHENG
                                   ---------------------------------------------
                                               Yuan Xucheng